UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Amendment No. __)

Under the Securities Exchange Act of 1934

MillerKnoll Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

600544100
(CUSIP Number)

December 31, 2022
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b) For IA & IAR
    [ ]  Rule 13d-1(c) For LP if any
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 600544100 	SCHEDULE 13G	Page 2 of 5


1	Name of Reporting Person

	Fuller & Thaler Asset Management, Inc.

	IRS Identification No. of Above Person	94-3176968

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				4,902,945

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				4,998,079

			8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	4,998,079

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	6.62%

12	Type of Reporting Person*

	IA


CUSIP No. 600544100	SCHEDULE 13G	Page 3 of 5

Item 1(a).	Name of Issuer.

	MillerKnoll Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	855 East Main Avenue, Zeeland, MI 49464-0302

Item 2(a).	Names of Persons Filing.

	Fuller & Thaler Asset Management, Inc.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	411 Borel Avenue, Suite 300, San Mateo, CA  94402.

Item 2(c).	Citizenship.

	California corporation.

Item 2(d).	Title of Class of Securities.

	Common Stock

Item 2(e).	CUSIP Number.

	600544100

Item 3.	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).





CUSIP No. 600544100	SCHEDULE 13G	Page 4 of 5


(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	Reference is made hereby to Items 5-9 and 11 of Page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Fuller & Thaler Asset Management, Inc. is deemed to be the beneficial owner of the number of securities reflected in Items
5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons. Each person for whom Fuller & Thaler Asset Management, Inc. acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. The Undiscovered Managers Behavioral Value Fund, an open-end management investment company, has an economic interest in more than 5% of the subject securities reported in this schedule.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

CUSIP No. 600544100	SCHEDULE 13G	Page 5 of 5

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

    By signing below, Fuller & Thaler Asset Management, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above on page two (2) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature


	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	February 13, 2023

	Fuller & Thaler Asset Management, Inc.



	/s/ Hanna Zanoni
	________________________
	By:  Hanna Zanoni
	its: Chief Compliance Officer